FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  June 19, 2001

                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)


                                 Globo Cabo Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GLOBO CABO S.A.


By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: June 19, 2002

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the expectations of Globo Cabo management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

Net Servicos de Telecomunicacao.
CNPJ/MF n(0)00.108.786/0001-65
NIRE n(0)33.300.159.738
Public Company
Rua Verbo Divino n(0)1.356 - 1a. , Sao Paulo-SP





                                 RELEVANT NOTICE

Net Servicos de Comunicacao S.A. ("Company"), a publicly held company, with its headquarters located in the City and State of Sao Paulo, at Rua Verbo Divino n. 1,356, 1st floor, Chacara Santo Antonio, enrolled with the CNPJ/MF under n. 00.108.786/0001-65, disclose herein the following relevant notice:

At the meeting held on June 18th, 2002, the Board of Directors approved the Company's capital stock increase, within the limit of its authorized capital, through a public offering of up to 575,000,000 (five hundred and seventy five million) common and preferred shares, all registered shares with no face value, as well as approved that such amount may be increased up to an additional 86,250,000 (eighty six million, two hundred and fifty thousand) preferred shares (the green shoe option).

The public offering is part of the recapitalization of the Company, as announced in the Relevant Notice dated March 12th, 2002, pursuant the provisions of the Protocol for Recapitalization of Globo Cabo S.A. (former denomination of the Company) (the "Protocol"), which was described in the Relevant Notice dated as of April 15th, 2002.

In addition, the Company discloses that the Second Amendment to the Protocol ("Second Amendment"), signed on June 19th, 2002, provides that the shareholders of the Company, parties to the Protocol, shall capitalize the Company in an amount equivalent to, at least, R$ 1,000,000,000 (one billion Reais), independent of the amount of shares subscribed by third parties in the public offering described herein.

The Second Amendment also states that the obligation to capitalize the Company in the amount above mentioned, as agreed by the shareholders which are parties to the referred Protocol, is subject to the formalization of commitments to reschedule the debt profile of the Company, through the structuring of long-term debt instruments, in a way that the totality of the Company shareholders which are parties to the referred Protocol consider satisfactory.

                            Sao Paulo June 19th, 2002

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer